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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10SB/A
                                 AMENDMENT NO. 1
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
     Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                           JAVO BEVERAGE COMPANY, INC.
                           ---------------------------
             (Exact name of registrant as specified in its charter)

           Delaware                                     48-1264292
--------------------------------            ------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)

1311 Specialty Drive, Vista, California                       92083
--------------------------------------------------          ----------
(Address of principal executive offices)                    (Zip Code)

Registrant's telephone number, including area code  (760) 560-5286
                                                   ----------------

                    LA JOLLA FRESH SQUEEZED COFFEE CO., INC.
                    ----------------------------------------
                (Former Name, Former Address, Former Fiscal Year
                           if Changed Since Last Year)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                           Name of each exchange on which
to be so registered                           each class is to be registered
        None                                          Not Applicable
--------------------------------              -------------------------------
-------------------------------               -------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                                (Title of class)

    Rights to Purchase Shares Series A Junior Participating Preferred Stock,
    ------------------------------------------------------------------------
                           par value $.001 per share
                           -------------------------
                                (Title of class)

    Series A Junior Participating Preferred Stock, par value $.001 per share
    ------------------------------------------------------------------------
                                (Title of class)

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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 11.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

           SORISOLE ACQUISITION CORP. (SEC File No. 000-26897), a Delaware corporation, a predecessor of the Registrant, originally registered its Common Stock, par value $.001 per share, under Section 12(g) of the Securities Exchange Act of 1934 ("Exchange Act") on a Form 10SB12G filed July 30, 1999 (the "Registration Statement"). SORISOLE ACQUISITION CORP. thereafter filed a Current Report on Form 8-K under the Exchange Act reporting under Item 1 the reorganization of February 22, 2000. Upon the effectiveness of that reorganization on February 22, 2000, pursuant to Rule 12g-3(a) of the General Rules and Regulations of the Securities and Exchange Commission, La Jolla Fresh Squeezed Coffee Co., Inc., a Washington corporation and a predecessor of the Registrant, elected to become the successor issuer to SORISOLE ACQUISITION CORP. for reporting purposes pursuant to the Exchange Act and elected to report pursuant to the Exchange Act effective February 22, 2000.

           The Registration Statement on FORM 10SB12G is hereby amended by this Amendment No. 1 on Form 10SB12G/A.

           This Amendment No. 1 relates to the Common Stock of the Registrant as classified after a reorganization of the Registrant that was effective August 21, 2002. The reorganization was comprised of the merger of La Jolla Fresh Squeezed Coffee Co., Inc. ("La Jolla") with and into JAVO BEVERAGE COMPANY, INC., a wholly-owned subsidiary of La Jolla and a newly-formed Delaware corporation. Upon the effective date, the Common Stock of La Jolla was cancelled, and the certificates of La Jolla Common Stock became and thereafter represent an equal number of shares of Common Stock, par value $.001, of JAVO BEVERAGE COMPANY, INC. and one attached right (each a "Right" and collectively the "Rights") issued under JAVO BEVERAGE COMPANY, INC.'s Shareholder Rights Plan. The Rights and that series of Preferred Stock has not previously been registered under Section 12(g) of the Exchange Act, and is registered hereby.

           La Jolla's shareholders approved the reorganization at La Jolla's annual shareholder meeting on August 15, 2002. La Jolla filed a Current Report on Form 8-K on August 19, 2002, under the Exchange Act reporting under Item 5 the reorganization approved on August 15, 2002, and to be effective on August 21, 2002. Upon effectiveness of the merger on August 21, 2002, pursuant to Rule 12g-3(a) of the Exchange Act, JAVO BEVERAGE COMPANY, INC. became the successor issuer to and took over the reporting responsibilities of La Jolla under the Exchange Act.

           The Registration Statement, as amended hereby, registers not only the Common Stock of JAVO BEVERAGE COMPANY, INC. but also the Rights and its Series A Junior Participating Preferred Stock, par value $.001 per share. The Board of Directors of JAVO BEVERAGE COMPANY, INC. had designated a series of its Preferred Stock, known as the Series A Junior Participating Preferred Stock, prior to the reorganization.

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           As used hereinafter, the term Registrant includes JAVO BEVERAGE
           COMPANY, INC., and its predecessors.

           The description of capital stock being registered that was reported in Part I, Item 8 of the Registrant's Form 10SB12G filed July 30, 1999 is amended and restated in its entirety as follows:

           We are authorized to issue 150,000,000 shares of Common Stock, $.001 par value per share (the "Common Stock"). As of April 30, 2002, 140,932,972 shares of Common Stock were issued and outstanding. Additional shares of authorized and unissued Common Stock are committed or reserved for future issuances.

           We are authorized to issue 10,000,000 shares of Preferred Stock, $.001 par value per share (the "Preferred Stock"). As of the date of filing of this Form, no shares of Preferred Stock are issued or outstanding.

           Common Stock
           ------------
           Each stockholder is entitled to one vote for each share of Common Stock held of record on all matters to be voted on by stockholders. The Registrant's Certificate of Incorporation does not provide for cumulative voting rights. Nevertheless, Section 708 of the California General Corporation Law, currently applicable to the Registrant by virtue of Section 2115 thereof, permits cumulative voting in the election of directors if any stockholder properly requests to cumulate votes. Stockholders have no preemptive rights or other subscription rights. There are no conversion rights or redemption rights with respect to shares of Common Stock. All outstanding shares of Common Stock are validly issued, fully paid and nonassessable. Holders of Common Stock are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefor. On our liquidation, dissolution or winding up, the holders of Common Stock are entitled to receive pro rata our net assets remaining after the payment of debts, expenses and the liquidation preference of any outstanding shares of Preferred Stock. The Board of Directors can issue or reserve additional Common Stock without the approval of stockholders, subject to stockholder approval requirements that may in the future apply in some exceptional circumstances from time to time. The Registrant can issue Common Stock at prices and for considerations that the Board of Directors approves.

           The Common Stock is currently traded over the counter under the symbol "JAVO."

           Preferred Stock and its Potential Anti-Takeover Effects
           -------------------------------------------------------
           Our Board of Directors, pursuant to the Certificate of Incorporation, is authorized to issue up to 10,000,000 shares of Preferred Stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other

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           rights and preferences of the Preferred Stock. The Board of
           Directors, without stockholder approval, can therefore, issue Preferred Stock with voting, conversion and other rights that could adversely affect the voting power and other rights of, and amounts payable with respect to, the Common Stock.

           The authorized Preferred Stock and this provision for issuance thereof in series as designated by the Board of Directors may be deemed to have a potential anti-takeover effect because the issuance of Preferred Stock in accordance with such provision may delay, defer or prevent a change of control regarding us and could adversely affect the price of our Common Stock.

           Our Board of Directors has designated a series of Preferred Stock called the "Series A Junior Participating Preferred Stock." See "Shareholder Rights Plan," below.

           Transfer Agent and Registrar
           ----------------------------
           The transfer agent and registrar for our Common Stock is Corporate Stock Transfer, Inc., whose address is 3200 Cherry Creek Drive South, Ste. 430, Denver, CO 80209, Attention: Stock Transfer Administration;
           Telephone: 303-282-4800 Fax 303-282-5800.

           Anti-Takeover Provisions of Delaware Law
           ----------------------------------------
           We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless either (i) prior to the date on which the person becomes an interested stockholder, the Board of Directors approves such transaction or business combination, (ii) the stockholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) upon consummation of such transaction, or (iii) the business combination is approved by the Board of Directors and by two- thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of stockholders (and not by written consent). A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to such interested stockholder. For purposes of Section 203, "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

           Shareholder Rights Plan
           -----------------------
           The Shareholder Rights Plan has a potential anti-takeover effect because the triggering of the rights in accordance with the Rights Agreement may delay, defer or prevent a change of control regarding us and could adversely affect the price of our Common Stock. Each outstanding share of Common Stock includes, subject to adjustment and redemption, one Right to purchase one one-ten thousandth of a share of Series A Junior Participating Preferred Stock. Under certain

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           circumstances, the rights entitle the holders to acquire shares of
           Common Stock of the Registrant or a successor company at a discounted price. Such rights become null and void as to Common Stock held or transferred by any person that, together with its affiliates, acquires 20% or more of the outstanding Common Stock or makes an offer to purchase Common Stock and would thereby acquire aggregate ownership 20% or more of the outstanding Common Stock, unless the Board of Directors of the Registrant approves the transaction. As to a person that makes such an acquisition or offer, such rights are dilutive. However, holders, if any, of 15% or more of the Common Stock as of the date of the reorganization are excluded from these provisions unless they later acquire or offer to acquire more than 30%, in which case the rights of such persons would become null and void. The Rights will not trade separately from the Common Stock unless and until certain events occur.

ITEM 15.   FINANCIAL STATEMENTS AND EXHIBITS.

           (a)       None.

           (b)       3.2       Certificate of Incorporation of the Registrant*
                     3.3       Bylaws of the Registrant*
                     4.2       Rights Agreement dated July 1, 2002 between the
                               Registrant and Corporate Stock Transfer, Inc., as
                               Rights Agent, and the exhibits thereto*
                     -----------
                      * Incorporated by reference to the like-numbered exhibits as filed by the Registrant with the Securities and Exchange Commission on Form 8-K on August 19, 2002

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             JAVO BEVERAGE COMPANY, INC.
                                             (Registrant)

                                             By:  /s/ Cody C. Ashwell
                                                  ----------------------------
                                                  Cody C. Ashwell,
Date: September 18, 2002                          Chairman and Chief Executive
                                                  Officer

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